Exhibit 99.1

Stock exchange intimation

Infosys
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 29, 2022

Dear Sir/ Madam,

Sub: Company Intimation

Please find enclosed the disclosure pertaining Company's agreement with The House Fund III, L.P. (https://thehouse.fund), a Venture Capital (VC) fund based out of the US, committing to invest $10.0 million, subject to necessary closing conditions. This disclosure is made under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This information will also be hosted on the Company's website, at www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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Disclosure under Regulation 30 of SEBI Listing Regulations

The Company has agreed with The House Fund III, L.P. (https://thehouse.fund), a Venture Capital (VC) fund based out of the US, committing to invest $10.0 million, subject to necessary closing conditions.

Investment	
Name of the target entity	The House Fund III, L.P.
Whether related party transaction(s) and whether the promoter/ promoter group/ group companies have interest in the investee entity?	No
Industry of the investee entity	Venture Capital Investments
Objects and effects of the investment	AI technology and application continues to evolve rapidly and is key to Infosys' strategy with increased usage across its clients for creation of intelligent products/services, security and business transformation. University of California, Berkeley (UCB) is a leading AI startup ecosystem, catalyzed by faculty, alumni, students at the university. The House Fund invests in startups from the UCB ecosystem focused on AI. Infosys seeks to partners with such startups to complement its organic capabilities and jointly help its clients across the globe to transform their businesses.
Any govt. or regulatory approvals required	None
Indicative time period for completion	Expected to be completed by June 30th, 2022
Nature of consideration	Cash
Cost of investment	US$10.0 million capital commitment as LP interest
Percentage of shareholding	Minority holding, not exceeding 20% of the fund size
Brief background	The House Fund is a pre-seed and early-stage VC fund based out of Berkeley, California (US) investing in startups from the UCB's ecosystem focused on AI. With AI being the foundational technology, the areas of investment include Enterprise Software, SaaS, Cloud, Network, Big Data Analytics, Deep ML tools/platforms, Robotics, Quantum and Blockchain across sectors. Jeremy Fiance is the founding partner of the firm with team consisting of founders, alumni and leading AI faculty from the University.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com